EXHIBIT 99.1

Brookfield Expands its Operations in Germany with a New Frankfurt Office

New office reinforces Brookfield’s commitment to the German market

BROOKFIELD, NEWS, Nov. 13, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management (“Brookfield”) announced today the opening of its new Frankfurt office. The new office reinforces Brookfield’s long-term conviction in Germany and enables it to be closer to its investors, portfolio companies and investment opportunities across the German-speaking region.

Brookfield has been actively investing in Germany since 2013, and today has over €25 billion of assets across sectors critical to the German economy. Its portfolio spans digital and residential decarbonization infrastructure, student housing, logistics and renewable power, in addition to investments in iconic real estate like the newly redeveloped Potsdamer Platz in the heart of Berlin. Through its operations, Brookfield employs over 4,000 people in Germany.

Connor Teskey, President, Brookfield, said, “The launch of our new Frankfurt office is an exciting milestone in our continued growth in Europe. We have been investing in Germany for over a decade and have built a portfolio of high-quality assets and businesses and see significant opportunities for further investment.”

Sikander Rashid, Head of Europe and Head of European Infrastructure, said, “Germany is home to some of the world’s foremost industrial companies and ranks among the most influential economies globally. We are excited to partner with businesses seeking to reduce carbon emissions, localize supply chains and build out the critical infrastructure that underpins an increasingly digital economy.”

Brookfield’s investments in Germany over the last two years total over €10 billion of equity and include a partnership with Deutsche Telekom on the €10.7 billion GD Towers transaction, the acquisition of Sunovis, a German solar developer, and an investment in alstria REIT.

Brookfield has been investing in Europe since 2003, and today manages approximately €160 billion of assets across the region. With offices in London, Madrid and now Frankfurt, Brookfield is active across all its major strategies in Europe.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with $850 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at https://bam.brookfield.com or contact:

Media

Marie Fuller
Brookfield Asset Management
M: +44 207 407 8375
E: marie.fuller@brookfield.com

Notice to Readers

In addition to historical fact, this news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and reflect management’s current estimates, beliefs and assumptions, which are in turn based on the perception of historical trends, current conditions and expected future developments regarding Brookfield, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements include words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to investment opportunities, and Brookfield’s growth prospects, in Germany and Europe.

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